Exhibit 1.01

EXAR CORPORATION

CONFLICT MINERAL REPORT

(For the reporting period from January 1, 2015 to December 31, 2015)

Introduction

This Conflict Minerals Report (“Report”) of Exar Corporation (herein referred to as “Exar” the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2015 to December 31, 2015. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals” that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for purposes of the Rule. The Rule covers conflict minerals originating from the Democratic Republic of the Congo (“DRC”) or an adjoining country, which includes the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).

In accordance with the Rule, Exar undertook due diligence to determine whether any conflict minerals were necessary to the functionality and/or production of many of our products. We determined that certain of our products do contain conflict minerals, so we conducted a good-faith, reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary conflict minerals in our products either originated in the Covered Countries or came from recycled or scarp materials. After due diligence, we believe that we do not have any conflict minerals in our purchased manufacturing services and components which originated in a Covered Country. The following is a brief description of the RCOI and diligence process undertaken by Exar.

The Company and its Products

This Report has been prepared by the management of Exar, and the information contained herein includes the activities of all majority-owned subsidiaries that are required to be consolidated.

Exar, headquartered in Fremont, California, designs, develops and markets high performance integrated circuits and system solutions for the industrial, high-end consumer and infrastructure markets. Exar's broad product portfolio includes analog, display, LED lighting, mixed-signal, power management, connectivity, data management and video processing solutions. Exar employs 247 employees at locations worldwide and markets and sells its products through channel partners, including distributors and manufacturers’ representatives in the US, Europe, Latin America and Asia. Exar was incorporated in California in 1971 and reincorporated in Delaware in 1991.

Since January 1, 2013, the Company has acquired two private companies:   Cadeka Technologies Holding Ltd/Cadeka Microcircuits LLC. (“Cadeka”) and Stretch, Inc.  (“Stretch”) on July 2, 2013 and January 14, 2014, respectively, and one public company: Integrated Memory Logic Limited (“IML”) on June 3, 2014. Cadeka, Stretch and IML products and suppliers are included in this Report.

We are a fabless semiconductor company which means that we purchase silicon wafers from independent semiconductor foundries (“fabs”), of which more than 98% are in the Asia Pacific Region, instead of manufacturing them ourselves. We have identified which of our products have conflict minerals that are necessary to their functionality or production as manufactured on our behalf by our Supply Chain Partner (“SCPs”). The scope of our review included the source and chain of custody for our products acquired from all of our SCPs with whom we have direct engagements.

Conflict Minerals Policy

We are committed to promoting economic development in all emerging countries through responsible commercial engagement, driving employee awareness, as well as through our corporate citizenship activities. Pursuant to our conflict minerals policy, we have implemented a system of data gathering, data consolidation and auditable process documentation. Our data is organized, managed and easily accessible for evaluating SCP compliance. We also have a vendor qualification requirement that requires the provision of such information upon engagement of a new vendor. We expect all our SCPs to fully support and cooperate with our efforts in this regard, including compliance with the Rule. If we learn that any of our SCPs procures and provides minerals from sources that fund or otherwise support armed conflict in a Covered Country, we take immediate steps to either work with our SCP to locate alternate sources or transition procurement of any such minerals, materials or components to another supplier.

For additional information about our commitment to responsible sourcing and other human rights, please see our supplier conduct statement, which also addresses our conflict minerals policy, on our website at: www.exar.com.

Reasonable Country of Origin Inquiry

Although Exar is many steps removed from the mining of the conflict minerals, through a collaborative effort with our SCPs, we were able determine which raw materials (specifically gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tin, tantalum, and tungsten) were necessary to the functionality or production of our products and identified suppliers for each of these materials. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template (“CMRT”) and the information is used to maintain a database of these materials by vendor into which supplier history and response data was populated, updated and tracked.  In 2015, as part of our continued RCOI process, we communicated with and requested confirmatory reports and additional information from our SCPs which were reviewed, and compared against, available public, peer and industry association data. We also adopted a framework for identifying potential red flags in our SCPs responses, any red flags would then undergo further diligence and follow up from our conflicts mineral team. All such information was considered and reviewed during our regularly conducted internal conflict minerals team sessions.

Results of Inquiry and ROCI Conclusion

All of our component SCP’s responded, and based on our analysis of such responses as applied to the calendar year ended December 31, 2015, we were able to identify the smelter and refineries used as well as the country of origin of the relevant conflict minerals. Based on the responses and the available information, we have no reason to believe that any conflict minerals in our purchased manufacturing services originated in a Covered Country or that the manufacturing of our products fund armed conflict. We continue to do due diligence on our supply chain.

Supply Chain

As a “downstream customer” we are far removed in the supply chain not only from the mines or other, original sources of any necessary conflict minerals, but also from the processing facilities for these mines, so we necessarily had to rely, to a large extent, on information provided by our SCPs and their suppliers, regarding the source and chain of custody of the necessary conflict minerals. As a “downstream customer” we work with our suppliers in order to determine their sourcing practices and to implement and adhere to “best in class” operating practices. As part of our Supplier Partnerships towards Excellence Policy and Procedure we select and monitor our SCPs’ performance so we have visibility into their processes and procedures, thus forming a “virtual factory”. As part of our program, we require our SCPs provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers and smelters and to update us with regard to their conflict minerals compliance programs. We then hold quarterly business reviews with them to assess their quality and service metrics as well as their Conflict Materials compliance programs.

Moreover, we sought information from our SCPs on a continuous, real time basis covering the entire reported period of calendar year 2015 and thus have no reason to believe that such provided information was not accurate at any given time or period for the requested period.

Efforts to Determine Mine or Location of Origin

While tracing the location of each 3TG mineral we use in our products back to the mine and source country of origin is a complex endeavor, we have determined that our process for seeking information about 3TG smelters and refiners through our participation in Conflict Free Sourcing Initiative (“CFSI”), the ITRI Tin Supply Chain Initiative(“ iTSCi”), the Organization for Economic Co-operation and Development (“OECD”) implementation programs, dissemination of our supplier conduct statement, and requesting our suppliers respond using the CMRT, represents the most reasonable effort and determination of the mines or locations of origin of the 3TG in our supply chain.

Design of Due Diligence

Our due diligence correlates with the framework of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten:

1. Establish company management systems;

2. Identify and assess risks in our supply chain;

3. Implement a strategy to respond to identified risks;

4. Audit supply chain due diligence; and

5. Report on supply chain due diligence.

Establish Strong Company Management Systems

Internal Team

Our conflicts mineral team, consisting of representatives from the operations, procurement and legal departments, continues to convene on a regular basis.  The conflicts mineral team ensures compliance with the Rule by expanding our quarterly business review and score card to include any update on conflict mineral compliance and we monitor our SCPs and their status and responses through our SCP “dashboard.” The conflicts mineral team regularly updates executive management on the status of its due diligence process and compliance activities.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we engaged and actively cooperate with other major manufacturers in our sector and other sectors. We continue to ensure that our suppliers are complying with our Supplier Partnerships towards Excellence Policy and Procedure. We also participate in the following industry-wide initiatives to disclose upstream companies in the supply chain, such as the EICC-GeSI, the iTSCi, and the Public Private Alliance for Responsible Minerals Trade (“PPA”).

Supplier Engagement

We continue to strengthen our engagement with our suppliers and work with them to ensure good understanding of our conflict mineral requirements. With our expanded quarterly business review and score card, the results from this information exchange allow us to determine what, if any, remedial measures need to be taken. Our supplier conduct statement provides our SCPs with an opportunity to remedy or question any potential non-compliance through timely corrective action. Consistent with our supplier conduct statement, we have established a documented compliance process which includes the retention of relevant information, data and responses in an electronic format.

Identify and Assess Supply Chain Risk

Because our SCP engagements are limited to an identifiable and manageable group, we believe that we know where our product materials originate and from what sources. We have three primary categories of supply chain partners directly involved in the production of our products: 1) fabs that provide wafers; 2) suppliers that provide assembly and test services; and 3) component procurement. Our supply chain partners provide information and a report on their smelters, declaration on 3TG use and conflict free sourcing. All the required background checks performed and reports provided are done in the same manner across all three categories.

We have determined that we have 37 suppliers who provided us with information about the source of 3TG contained in the manufacturing services they supplied to us. Due to our fabless semiconductor business model, the breadth of products and difficulty in identifying suppliers upstream from our in scope suppliers, our due diligence was confined to these suppliers only.

Our 37 suppliers make up over 90% of our total direct expenditure dollars. As a result, taking into account factors, such as a supplier’s strategic value to our overall operation, our ability to replace the supplier and their overall direct expenditures, we believe that the overall inherent risk in our supply chain is low.

Moreover, the CFSI has created the Conflict Free Smelter Program (“CFSP”) which provides our industry with valuable due diligence information. Under the CFSP, smelters and refiners voluntarily undergo independent third-party audits of their procurement activities and operations. Through this CFSP audit process, a smelter/refiner is certified as “CFSP-compliant” if the smelter/refiner has demonstrated that all processed materials originated from conflict-free sources. Again, and as discussed in Exhibit A below, we note that all the smelters and refiners used by our SCPs are certified as CFSP-compliant and that all SCPs responded using the CMRT provided by the CFSI.

Design and Implement a Strategy to Respond to Identified Risks

The primary focus of our efforts going forward will be continued use of a supply chain that uses exclusively CFSP-compliant smelters and refiners. To further mitigate the risk that the conflict minerals in our products could benefit armed groups in the Covered Countries, we intend to continue our cooperation with the CFSI to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance. Updates to our compliance measures are provided regularly to executive management.

In addition, we continued to participate in the following industry-wide initiatives to disclose upstream vendors in the supply chain: CFSI, the iTSCi, and, the Global Semiconductor Alliance (the “GSA”).

As part of our risk management plan to ensure our SCPs understand our expectations, we have communicated our requirements and expectations with postings on our website, quarterly business reviews, conflict mineral response reviews and as part of our direct score card evaluation. We have found no instances where it was necessary to terminate any of our SCPs.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners, hence we do not and are unable to perform direct audits of these entities within our supply chain. However, we do engage and cooperate with other major manufacturers in our sector and rely upon the published results of certain third-party audits, including the EICC and the CFSI, to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain. We believe that these summary audit reports on compliance status for smelters generated through CFSI’s CFS program helps us validate responses received from Suppliers to our RCOI process.

Report on supply chain due diligence

In 2016, our public disclosures regarding conflict mineral sourcing will be filed with the SEC as an exhibit to the Specialized Disclosure Report on Form SD. The 2016 CMR along with the Reports from the prior years are also publicly available on our website at: www.exar.com.

Due Diligence Results

Supplier Survey Responses

We conducted a survey of all our SCPs described using the latest version of the template developed by the CFSI, known as the Conflict Minerals Reporting Template (the “CMRT”). Currently, we have identified 37 SCPs at the end of calendar year 2015. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the materials and manufacturing services supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. We conducted our first round of supplier surveys in the first quarter of calendar year 2013 and have continued to survey our suppliers since then with our most recent survey in calendar year 2016. We sent surveys which were based in each case on the CMRT to our direct suppliers of materials or manufacturing services which we believe potentially contain 3TG.

To date, we have received responses from 100% of the surveyed suppliers. All of our SCPs responded using the CMRT.  The responses from our suppliers listed 64 entities as smelters or refiners of 3TG in their supply chain. All our manufacturing services SCPs responses indicated that raw mineral procurement originated from sources other than from the DRC or adjoining countries.  Our manufacturing services SCPs and almost all of their raw material suppliers conduct their operations primarily in the Asia Pacific Region (i.e., PRC, South Korea, Malaysia, Singapore, Indonesia, and Taiwan) and obtain their resources within this geographic region. We compared all manufacturing services SCP responses against information provided to our peers and/or industry association data, and statements posted on each respective website.

 Smelters or Refiners

As discussed above, all component SCP responses were able to identify and confirm the source and location of their 3TG minerals. From 2014 to 2015, our total reported smelters and refineries decreased due to supplier consolidation and better reporting. Of the 64 smelters and refineries identified by our manufacturing service SCPs, 100% were CFSI certified “Conflict Free Smelter.” We compared the listed entities to the CFSI list of smelters, and we confirmed that all conflict free entities reported by our suppliers were in fact listed as conflict free by CFSI. Based on the responses provided and available information, we have no reasonable basis to believe that any of the products produced at these smelters and refineries were not conflict free.

The table provided in Exhibit A lists the facilities which, to the extent known, were identified by our supply chain as sourcing smelters or refiners for one or more of the necessary conflict minerals in our products.

Assessment moving forward:

Going forward, we will continue to work with all of our suppliers throughout our supply chain to re-validate, improve, and refine their reported information, taking into account supply chain fluctuations and other changes in status or scope and relationships over time.

We also intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

●

Continue to have our SCPs affirm in writing their compliance with our policy for Supplier Partnership Towards Excellence Policy and Procedure and encourage them to improve their systems of transparency and internal control to ensure the quality and reliability of the data they provide;

●	Engage with tier-one suppliers and direct them to training resources and materials, as appropriate, to improve content quality of the supplier survey responses;

●	Continue to work with industry peers and associations and professionals to keep abreast of “best practices”;

●

Establish alternative sources of 3TG that do not support armed conflict in the Covered Countries in the event that the suppliers determine that they have been receiving 3TG from sources that support such conflict; and

●	Continue to provide information to customers and suppliers and expecting each to source materials from environmentally and socially responsible supply chains.

In accordance with the OECD Guidance and Rule, this Report along with our supplier conduct statement and conflict mineral policies are available on our website: www.exar.com.

Exhibit A

Standard Smelter Name	Smelter Location	Metal Used	Smelter ID	Status
Argor-Heraeus SA	Switzerland	Gold	CID000077	CFSP compliant
Asahi Pretec Corporation	Japan	Gold	CID000082	CFSP compliant
The Refinery of Shandong Gold Mining Co., Ltd.	China	Gold	CID001916	CFSP compliant
Dowa	Japan	Gold	CID000401	CFSP compliant
Heraeus Ltd. Hong Kong	Hong Kong	Gold	CID000707	CFSP compliant
Heraeus Precious Metals GmbH & Co. KG	Germany	Gold	CID000711	CFSP compliant
Ishifuku Metal Industry Co., Ltd.	Japan	Gold	CID000807	CFSP compliant
Asahi Refining USA Inc.	USA	Gold	CID000920	CFSP compliant
JX Nippon Mining & Metals Co., Ltd.	Japan	Gold	CID000937	CFSP compliant
Kojima Chemicals Co., Ltd.	Japan	Gold	CID000981	CFSP compliant
LS-NIKKO Copper Inc.	Japan	Gold	CID001078	CFSP compliant
Matsuda Sangyo Co., Ltd.	Japan	Gold	CID001119	CFSP compliant
Metalor Technologies (Hong Kong) Ltd.	Hong Kong	Gold	CID001149	CFSP compliant
Metalor Technologies SA	Switzerland	Gold	CID001153	CFSP compliant
Mitsubishi Materials Corporation	Japan	Gold	CID001188	CFSP compliant
Mitsui Mining and Smelting Co., Ltd.	Japan	Gold	CID001193	CFSP compliant
Nihon Material Co., Ltd.	Japan	Gold	CID001259	CFSP compliant
PAMP SA	Switzerland	Gold	CID001352	CFSP compliant
Rand Refinery (Pty) Ltd.	South Africa	Gold	CID001512	CFSP compliant
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Gold	CID001622	CFSP compliant
Sumitomo Metal Mining Co., Ltd.	Japan	Gold	CID001798	CFSP compliant
Tanaka Kikinzoku Kogyo K.K.	Japan	Gold	CID001875	CFSP compliant
Tokuriki Honten Co., Ltd.	Japan	Gold	CID001938	CFSP compliant
Valcambi SA	Switzerland	Gold	CID002003	CFSP compliant
Western Australian Mint trading as The Perth Mint	Australia	Gold	CID002030	CFSP compliant
Global Advanced Metals Boyertown	USA	Tantalum	CID002557	CFSP compliant
H.C. Starck GmbH Goslar	Germany	Tantalum	CID002545	CFSP compliant
H.C. Starck GmbH Laufenburg	Germany	Tantalum	CID002546	CFSP compliant
H.C. Starck Hermsdorf GmbH	Germany	Tantalum	CID002547	CFSP compliant
H.C. Starck Inc.	USA	Tantalum	CID002548	CFSP compliant
H.C. Starck Ltd.	Japan	Tantalum	CID002549	CFSP compliant
H.C. Starck Smelting GmbH & Co.KG	Germany	Tantalum	CID002550	CFSP compliant
Ningxia Orient Tantalum Industry Co., Ltd.	China	Tantalum	CID001277	CFSP compliant

Ulba Metallurgical Plant JSC	Kazakhstan	Tantalum	CID001969	CFSP compliant
Alpha	USA	Tin	CID000292	CFSP compliant
Cooperativa Metalurgica de Rondônia Ltda.	Brazil	Tin	CID000295	CFSP compliant
EM Vinto	Bolivia	Tin	CID000438	CFSP compliant
Fenix Metals	Poland	Tin	CID000468	CFSP compliant
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Tin	CID000538	CFSP compliant
Magnu's Minerais Metais e Ligas Ltda.	Brazil	Tin	CID002468	CFSP compliant
Malaysia Smelting Corporation (MSC)	Malaysia	Tin	CID001105	CFSP compliant
Mineração Taboca S.A.	Brazil	Tin	CID001173	CFSP compliant
Minsur	Peru	Tin	CID001182	CFSP compliant
Mitsubishi Materials Corporation	Japan	Tin	CID001191	CFSP compliant
Operaciones Metalurgical S.A.	Bolivia	Tin	CID001337	CFSP compliant
PT Bangka Tin Industry	Indonesia	Tin	CID001419	CFSP compliant
PT Bukit Timah	Indonesia	Tin	CID001428	CFSP compliant
PT Eunindo Usaha Mandiri	Indonesia	Tin	CID001438	CFSP compliant
PT Refined Bangka Tin	Indonesia	Tin	CID001460	CFSP compliant
PT Sariwiguna Binasentosa	Indonesia	Tin	CID001463	CFSP compliant
PT Stanindo Inti Perkasa	Indonesia	Tin	CID001468	CFSP compliant
PT Timah (Persero) Tbk Kundur	Indonesia	Tin	CID001477	CFSP compliant
PT Timah (Persero) Tbk Mentok	Indonesia	Tin	CID001482	CFSP compliant
PT Tinindo Inter Nusa	Indonesia	Tin	CID001490	CFSP compliant
Soft Metais Ltda.	Brazil	Tin	CID001758	CFSP compliant
Thaisarco	Thailand	Tin	CID001898	CFSP compliant
White Solder Metalurgia e Mineração Ltda.	Brazil	Tin	CID002036	CFSP compliant
Chongyi Zhangyuan Tungsten Co., Ltd.	China	Tungsten	CID000258	CFSP compliant
Ganzhou Huaxing Tungsten Products Co., Ltd.	China	Tungsten	CID000875	CFSP compliant
Ganzhou Seadragon W & Mo Co., Ltd.	China	Tungsten	CID002494	CFSP compliant
Global Tungsten & Powders Corp.	USA	Tungsten	CID000568	CFSP compliant
Hunan Chunchang Nonferrous Metals Co., Ltd.	China	Tungsten	CID000769	CFSP compliant
Xiamen Tungsten (H.C.) Co., Ltd.	China	Tungsten	CID002320	CFSP compliant
Xiamen Tungsten Co., Ltd.	China	Tungsten	CID002082	CFSP compliant